EXHIBIT 99.1

September 14, 2021

Notice of forthcoming event

Ferguson plc will issue its full year results for the 12 months ended July 31, 2021 on Tuesday September 28, 2021. The results will be available on the Company’s website, www.fergusonplc.com from 0700hrs UK time on the morning.

A live video webcast of the analyst and investor presentation will start at 1200hrs UK time (0700hrs ET) on the day via the Company's website. You can register for the webcast at www.fergusonplc.com.

For further information please contact:

Ferguson plc
Bill Brundage, Group Chief Financial Officer	Tel:	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	Mobile:	+1 224 285 2410

Media Enquiries
Mike Ward, Head of Corporate Communications	Mobile:	+44 (0) 7894 417060
Nina Coad, David Litterick (Brunswick)	Tel:	+44 (0) 20 7404 5959
Jonathan Doorley (Brunswick)	Tel:	+1 (917) 459 0419

Notes to announcement
Ferguson plc is a leading value added distributor of plumbing and heating products to professional contractors operating in North America. Revenue for the year ended July 31, 2020 was $19.9 billion and trading profit was $1.6 billion. Ferguson plc is listed on the London Stock Exchange (LSE: FERG) and the New York Stock Exchange (NYSE: FERG) and the company is a member of the FTSE 100 index of listed companies. For more information, please visit www.fergusonplc.com or follow us on Twitter https://twitter.com/Ferguson_plc.